

TSX: NGD   NYSE American: NGD

NEW GOLD ADVISES OF SENIOR MANAGEMENT CHANGE

February 3, 2025 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) wishes to advise that Mr. Yohann Bouchard and the Company have mutually decided to part ways. Mr. Bouchard's last day as Executive Vice President and Chief Operating Officer was January 31, 2025. New Gold thanks Mr. Bouchard for his contribution and wishes him well with his future endeavors.

"I thank Yohann for his contribution to New Gold during his tenure," stated Patrick Godin, President & CEO. "Since joining the Company in April 2023, we achieved significant milestones and successfully advanced our operations through the free cash flow inflection point in mid-2024. With this transition, it creates for us an opportunity for new operational leadership. I am excited to present New Gold's operational outlook and updated technical reports later this month and illustrate our ability to maximize our free cash flow generation in the years to come."

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah

Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop

Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com